UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Audience, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

05070J102

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Peter B. Santos

President and Chief Executive Officer

Audience, Inc.

440 Clyde Avenue

Mountain View, California 94043

(650) 254-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Danaher, Esq.

Julia Reigel, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,876,931	$528.82

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,247,939 shares of common stock of Audience, Inc. having an aggregate value of $3,876,931 as of December 31, 2012 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SIGNATURE

INDEX TO EXHIBITS

EX-99.(a)(1)(A)
EX-99.(a)(1)(B)
EX-99.(a)(1)(C)
EX-99.(a)(1)(D)
EX-99.(a)(1)(E)
EX-99.(a)(1)(F)
EX-99.(a)(1)(H)

This Tender Offer Statement on Schedule TO relates to an offer by Audience, Inc., a Delaware corporation (“Audience” or the “Company”), to exchange for new options to purchase shares of the Company’s common stock under modified vesting terms (the “Offer”) all outstanding options, whether vested or unvested, held by eligible employees that have a per share exercise price greater than $9.10, were granted under the Company’s Amended and Restated 2011 Equity Incentive Plan (“2011 Plan”) and are outstanding and unexercised as of the expiration of the Offer (the “Eligible Options”).

Eligible Options may be exchanged for new options that will be granted under the 2011 Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated January 7, 2013 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), and (ii) the Election Form, attached hereto as Exhibit (a)(1)(C). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Employee” refers to all employees of Audience or any subsidiary who hold Eligible Options, reside in the United States, India, the People’s Republic of China, Singapore, South Korea, Spain or Taiwan, and remain employed by Audience or its subsidiaries in any such country through the new option grant date (as defined in the Offer to Exchange).

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary term sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

Audience, Inc. is the issuer of the securities subject to the Offer. The address of the Company’s principal executive office is 440 Clyde Avenue, Mountain View, California 94043, and the telephone number at that address is (650) 254-2800. The information set forth in the Offer to Exchange under the caption “The Offer—Information concerning Audience” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Offer will depend on and be equal to the number of shares subject to Eligible Options tendered by Eligible Employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary term sheet” and “Risks of participating in the Offer,” and in the sections under the caption “The Offer” titled “Participation in exchange; number of shares subject to new options; expiration date,” “Acceptance of options for exchange and issuance of new options,” and “Source and amount of consideration; terms of new options,” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer, Audience, Inc. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary term sheet” and in the sections under the caption “The Offer” titled “Eligibility,” “Participation in exchange; number of shares subject to new options; expiration date,” “Purpose of the Offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the Offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of new options,” “Status of options acquired by us in the Offer; accounting consequences of the Offer,” “Legal matters; regulatory approvals,” “Material income tax consequences” and “Extension of Offer; termination; amendment,” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference. The eligible option plan and related option agreements attached hereto as Exhibit (d) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under the captions “Summary term sheet” and “The Offer—Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of new options” and “The Offer—Status of options acquired by us in the Offer; accounting consequences of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer—Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer—Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Information concerning Audience,” “The Offer—Financial statements” and “The Offer—Additional information” is incorporated herein by reference. The Company’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the captions “The Offer—Interests of executive officers and directors; transactions and arrangements concerning the options” and “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

(c) Other Material Information.

Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated January 7, 2013.

(a)(1)(B)	Email Announcement of Offer to Exchange.

(a)(1)(C)	Election Form.

(a)(1)(D)	Form of Confirmation Email to Eligible Employees.

(a)(1)(E)	Form of Reminder Emails.

(a)(1)(F)	Screenshots from Offer Website.

(a)(1)(G)	Form of Stock Option Award Agreement (which is incorporated herein by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2012, File No. 001-35528).

(a)(1)(H)	Form of Non-U.S. Stock Option Award Agreement.

(b)	Not applicable.

(d)	Amended and Restated 2011 Equity Incentive Plan and form of agreements used thereunder (which is incorporated herein by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2012, File No. 001-35528).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AUDIENCE, INC.

/s/ Peter B. Santos
Peter B. Santos
President and Chief Executive Officer

Date: January 7, 2013

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated January 7, 2013.

(a)(1)(B)	Email Announcement of Offer to Exchange.

(a)(1)(C)	Election Form.

(a)(1)(D)	Form of Confirmation Email to Eligible Employees.

(a)(1)(E)	Form of Reminder Emails.

(a)(1)(F)	Screenshots from Offer Website.

(a)(1)(G)	Form of Stock Option Award Agreement (which is incorporated herein by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2012, File No. 001-35528).

(a)(1)(H)	Form of Non-U.S. Stock Option Award Agreement.

(b)	Not applicable.

(d)	Amended and Restated 2011 Equity Incentive Plan and form of agreements used thereunder (which is incorporated herein by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2012, File No. 001-35528).

(g)	Not applicable.

(h)	Not applicable.